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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One) [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

                         For Period Ended: July 31, 2001

                         [ ]      Transition Report on Form 10-K
                         [ ]      Transition Report on Form 20-F
                         [ ]      Transition Report on Form 11-K
                         [ ]      Transition Report on Form 10-Q
                         [ ]      Transition Report on Form N-SAR
                         For the Transition Period Ended:  _____________

Read attached instruction sheet before preparing form. Please print or type.

    Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION

BRACKNELL CORPORATION
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Full Name of Registrant

Former Name if Applicable


121 S. Eighth Street
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Address of Principal Executive Office (STREET AND NUMBER)

Minneapolis, Minnesota  55402
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City, State and Zip Code
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                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)   The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)   The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     Due to uncertainty and logistics issues caused by recent tragic world events, the Company was unable to file its Form 10-Q by the prescribed due date without unreasonable effort or expense. Among other reasons, the Company was required to cancel and reschedule Audit Committee and Board meetings, originally scheduled to be held September 11 and 12, 2001, to review and approve the Company's financial statements and disclosure included in the Form 10-Q, which cannot be completed absent such review and approval.

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                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     John A. Witham                                    (612) 604-0101
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           (Name)                             (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
     [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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                                    SIGNATURE

     The Registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




September 14, 2001                  /s/ John A. Witham
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                                    John A. Witham
                                    Executive Vice President and Chief Financial
                                    Officer (Principal Financial Officer and
                                    Duly Authorized Officer)

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